United States securities and exchange commission logo





                          February 7, 2022

       Phil Rothenberg
       General Counsel
       Sonder Holdings, Inc.
       101 15th Street
       San Francisco, CA 94103

                                                        Re: Sonder Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 31,
2022
                                                            File No. 333-262438

       Dear Mr. Rothenberg:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joseph
Ambrogi at 202-551-4821 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Jonathan Chan